UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Bellatrix Exploration Ltd.

(Name of applicant)

1920, 800 5th Avenue S.W.

Calgary, Alberta, T2P 3T6

(403) 266-8670

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.5% Second Lien Additional Exchange Notes due 2023	$50,000,000 aggregate principal amount(1)
8.5% Second Lien Original Exchange Notes due 2023	$72,108,000 aggregate principal amount(1)
8.5% Series A Second Lien New Money Notes due 2023	$15,000,000 aggregate principal amount(1)
8.5% Series B Second Lien New Money Notes due 2023	$15,000,000 aggregate principal amount(1)

Approximate date of proposed recapitalization transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

Puglisi & Associates,

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

With copies to:

Shelley A. Barber Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, New York 10103 (212) 237-0000 (212) 237-0100 (fax)	Charles R. Kraus Executive Vice President, General Counsel and Corporate Secretary Bellatrix Exploration Ltd. 1920, 800 5th Avenue S.W. Calgary, Alberta, T2P 3T6 (403) 266-8670

The Applicant (as defined below) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

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The 8.5% Second Lien Additional Exchange Notes due 2023, the 8.5% Second Lien Original Exchange Notes due 2023, the 8.5% Series A Second Lien New Money Notes due 2023 and the 8.5% Series B Second Lien New Money Notes due 2023 will be issued in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(10) and Section 3(a)(9) of the Securities Act. The amount of 8.5% Second Lien Additional Exchange Notes due 2023 to be issued in such transactions in reliance upon Section 3(a)(10) of the Securities Act will be $50,000,000. The amount of 8.5% Second Lien Original Exchange Notes due 2023 to be issued in such transactions in reliance upon Section 3(a)(9) of the Securities Act will be $72,108,000. $15,000,000 of 8.5% Series A Second Lien New Money Notes due 2023 and $15,000,000 of 8.5% Series B Second Lien New Money Notes due 2023 will be issued in such transactions in reliance upon Section 3(a)(9) of the Securities Act.

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EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed to amend Items 1,2,5,7 and 8 and to file Exhibits T3C, T3D.2, T3F and 25.1. This Amendment is not intended to materially amend or delete any other part of the Form T-3.

GENERAL

1.	General Information

Name of Applicant	Form of Organization	State of Organization
Bellatrix Exploration Ltd.	Corporation	Canada(1)

(1)	Bellatrix Exploration Ltd. has been continued into federal jurisdiction in Canada as a Canadian corporation, effective May 23, 2019.

Bellatrix Exploration Ltd. (the “Corporation”) is referred to herein as the “Issuer” or the “Applicant.”

2.	Securities Act Exemption Applicable

Old Notes Exchange – Reliance on Section 3(a)(10) of the Securities Act

In connection with a recapitalization transaction (the “Recapitalization Transaction”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, the Issuer intends to effect the following (collectively, the “Exchange Transactions”): (i) exchange approximately $145.8 million of outstanding 8.50% Senior Unsecured Notes due 2020 (the “Old Notes”), plus $2,000,000 of accrued and unpaid interest (the “Exchanged Interest Amount”), for $50 million of new 8.50% second lien exchange notes due September 11, 2023 (the “New Second Lien Notes”), $50 million of new 9.5% third lien PIK toggle notes due December 15, 2023 (together with the Additional Third Lien Notes, if any, the “New Third Lien Notes”) and approximately 51% of the common shares issued and outstanding immediately following the implementation of the Recapitalization Transaction and (ii) pay the balance of the accrued and unpaid interest (for certainty less the Exchanged Interest Amount) (the “Interest Payment”) outstanding on the implementation date of the Recapitalization Transaction (the “Effective Date”) to holders of the Old Notes in additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Interest Payment (such notes being the “Additional New Third Lien Notes”), all, as further described in the Issuer’s Management Information Circular (the “Information Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The New Second Lien Notes will be issued under the indenture (the “Indenture”) to be qualified by this application for qualification (this “Application”). For more detailed information on the Indenture, please see Item 8 of this Application.

The Exchange Transactions in connection with $50 million of the New Second Lien Notes will be conducted in reliance on Section 3(a)(10) of the Securities Act. Registration of the distribution of the New Second Lien Notes under the Securities Act is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Section 3(a)(10) of the Securities Act exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the New Second Lien Notes.

(a)	Exchange

Pursuant to the Arrangement, the New Second Lien Notes, among other things, will be issued in exchange for the Old Notes as more fully described in the Information Circular, incorporated by reference herein as Exhibit T3E.

(b)	Fairness Hearing

On April 16, 2019, the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted the Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Issuer to send the Information Circular to, among others, the holders of the Old Notes and (b) the calling and holding of the Meetings to consider and vote upon the Arrangement to implement the Recapitalization Transaction. The Meetings took place on May 23, 2019 and the Arrangement to implement the Recapitalization Transaction was approved at such Meetings. A hearing to seek the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, was held before the Court, which is expressly authorized by law to hold the hearing, on May 28, 2019 at approximately 10:00 am (Toronto time), and the Court approved the Arrangement, including that the terms and conditions of the Arrangement are fair and reasonable. The hearing was open to all persons holding the Old Notes. Such persons had the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures were taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Old Notes, including circulation of the Information Circular, and there were no improper impediments to appearance by those persons at the hearing.

(c)	Court Approval

On May 28, 2019 at approximately 10:00 am (Toronto time), the Applicant sought Court approval of the Arrangement and the issuance of a Final Order by the Court, among other things, approving the Arrangement as fair and reasonable. On May 28, 2019, the Court issued the Final Order, which among other things, approved the Arrangement as fair and reasonable. The Court was advised in connection with seeking the Interim Order and was advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

Existing Notes Re-Issuance – Reliance on Section 3(a)(9) of the Securities Act

On July 25, 2018, the Issuer entered into the Existing Second Lien Note Purchase Agreement with the Existing Second Lien Noteholders, pursuant to which on September 11, 2018, it completed a series of transactions (collectively, the “Senior Unsecured Notes Exchange Transactions”), including an exchange of $80,120,000 of 8.50% Senior Unsecured Notes due 2020 for $72,108,000 of Exchange Notes. Concurrently with the closing of the Senior Unsecured Notes Exchange Transactions, the Existing Second Lien Noteholders purchased, and the Issuer issued to the Existing Second Lien Noteholders, $15,000,000 of the New Money Notes for $15,000,000 of new capital funded by the Existing Second Lien Noteholders, and on December 11, 2018, the Existing Second Lien Noteholders purchased, and the Issuer issued to the Second Lien Noteholders, an additional $15,000,000 of the New Money Notes.

We plan to re-evidence the Exchange Notes and the New Money Notes under Section 3(a)(9) of the Securities Act by re-issuing (the “Existing Notes Reissuance”) such Exchange Notes and New Money Notes under the Indenture which shall remain outstanding, without novation, pursuant to the terms of the Indenture (such re-issued Exchange Notes and New Money Notes being the “Reissued Notes” and together with the New Second Lien Notes, collectively the “Second Lien Notes”).

Section 3(a)(9) of the Securities Act provides an exemption from registration when an issuer issues new securities exclusively to its existing security holders in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same obligors, (ii) the exchange offer is made only to existing security holders, (iii) no commission or other remuneration is paid for solicitation in connection with the exchange offer, and (iv) no cash or non-cash consideration other than the securities to be exchanged is required to be paid by security holders to participate in the exchange offer.

The Existing Second Lien Notes and the New Money Notes were issued by the Issuer. The Issuer will issue the Reissued Notes to be exchanged for the Existing Second Lien Notes and the New Money Notes. Accordingly, the Issuer was the obligor under, and issuer of, the Existing Second Lien Notes and the New Money Notes, and will be the obligor under, and issuer of, the Reissued Notes. The Existing Notes Reissuance will be made only to existing holders of the Existing Second Lien Notes and the New Money Notes. There have not been nor are there to be any sales of securities of the same class by the Applicant, or by or through an underwriter, at or about the same time as the Existing Notes Reissuance. No commission or other remuneration has been or will be paid, directly or indirectly, for soliciting exchanges pursuant to the Existing Notes Reissuance, and no consideration has been, or is to be given, directly or indirectly, to any other person in connection with the transaction, except for customary fees and expenses paid to the Issuer’s legal advisors and the trustee under the Indenture to be qualified. Regular employees, officers and directors of the Issuer, who will not receive additional compensation, may provide information concerning the Existing Notes Reissuance. No cash or non-cash consideration other than surrender of the Existing Second Lien Notes and the New Money Notes to be exchanged will be required to be paid by the holders of the Existing Second Lien Notes and the New Money Notes to participate in the Existing Notes Reissuance.

In addition to the Existing Notes Reissuance, we will amend the exercise price of the unvested warrants to acquire 3,088,205 Common Shares held by holders of Existing Second Lien Notes to reflect an exercise price of $3.03 per Common Share (post-Share Consolidation) and such holders will be granted additional warrants on the same terms (including the amended exercise price), which, together with the currently held warrants, will be exercisable for 2,043,162 post-Share Consolidation Common Shares, equal to approximately 5% of the Common Shares to be outstanding immediately following the implementation of the Recapitalization Transaction (on a non-diluted basis).

AFFILIATIONS

3.	Affiliates

(a)    For purposes of this Application only, certain directors and executive officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

(b)    The diagram filed herewith under Exhibit T3G indicates the relationship of the Applicant to each of its affiliates after the Effective Date. All of the entities appearing therein are expected to exist as of the consummation of the Plan in the ownership structure shown therein. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(c)    Certain persons may be deemed to be “affiliates” of the Applicant by virtue of their holdings of the voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicant as of the date hereof. The mailing address of each director and executive officer is: c/o Bellatrix Exploration Ltd., 1920, 800 5th Avenue S.W., Calgary, Alberta, T2P 3T6.

Bellatrix Exploration Ltd.

Name	Office
Brent A. Eshelman	President and Chief Executive Officer and Director
Maxwell A. Lof	Executive Vice-President and Chief Financial Officer
Charles R. Kraus	Executive Vice-President, General Counsel and Corporate Secretary
Garrett K. Ulmer	Chief Operating Officer
Timothy A. Blair	Vice-President, Land
Chris D. Curry	Vice-President, Finance
Robert O. Lee	Vice-President, Marketing
Mark L. Stephen	Vice-President, Operations
Steve G. Toth	Vice-President, Investor Relations and Corporate Development
W.C. Dunn	Chairman
John H. Cuthbertson	Director
Lynn Kis	Director
Keith E. Macdonald	Director
Thomas E. MacInnis	Director
Murray B. Todd	Director
Keith Turnbull	Director

5.	Principal Owners of Voting Securities

To the knowledge of the Applicant, no person owns 10% or more of the voting securities of Bellatrix Exploration Ltd. as of May 27, 2019.

To the knowledge of the Applicant, after giving effect to the implementation of the Plan, there will be no person who will own 10% or more of the voting securities of Bellatrix Exploration Ltd., other than as indicated in the table below.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount To Be Owned	Percentage of Common Shares as at the Effective Date upon Completion of the Arrangement
Loomis Sayles & Company, L.P.	Common Shares	10,211,725(1)	24.99%

Polar Asset Management Partners Inc.	Common Shares	6,762,260(2)	16.55%

Hotchkis and Wiley Capital Management, LLC	Common Shares	4,172,960 (3)	10.21%

(1)

This figure is estimated based on holdings disclosed to the Corporation pursuant to the Noteholder Support Agreement, takes into account the amount of Senior Unsecured Notes that constitute Consent Notes as of the Early Consents pursuant to the Plan, and is subject to the terms of the Plan, including in respect of rounding of fractional shares and the Alternative Senior Unsecured Noteholder Group Equity Allocation pursuant to the Plan.

(2)

This figure is estimated based on holdings information disclosed to the Corporation in the Debentureholder Support Agreement, takes into account the amount of Convertible Debentures that constitute Consent Debentures as of the Early Consents pursuant to the Plan, and is subject to the terms of the Plan in respect of rounding of fractional shares pursuant to the Plan.

(3)

This figure is estimated based on holdings disclosed to the Corporation pursuant to the Noteholder Support Agreement, takes into account the amount of Senior Unsecured Notes that constitute Consent Notes as of the Early Consents pursuant to the Plan, and is subject to the terms of the Plan, including in respect of rounding of fractional shares and the Alternative Senior Unsecured Noteholder Group Equity Allocation pursuant to the Plan.

UNDERWRITERS

6.	Underwriters

(a)    The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicant which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name and Address	Title of Class of Securities Underwritten
National Bank Financial Inc. 1800, 311 – 6th Avenue SW Calgary, Alberta T2P 3H2	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

RBC Dominion Securities Inc. 3900, 888 – 3rd Street SW Calgary, Alberta T2P 5C5	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

Scotia Capital Inc. 1800, 700 – 2nd Street SW Calgary, Alberta T2P 2WI	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

Canaccord Genuity Corp. 2200, 450 – 1st Street SW Calgary, Alberta T2P 5P8	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

CIBC World Markets Inc. 900, 855 – 2nd Street SW Calgary, Alberta T2P 4J7	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

BMO Nesbitt Burns Inc. 900, 525 – 8th Avenue SW Calgary, Alberta T2P 1G1	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

Dundee Securities Ltd. 3600, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9	6.75% Extendible Unsecured Subordinated Convertible Debentures issued by the Issuer

(b)    There is no proposed underwriter for the New Second Lien Notes that are proposed to be issued or re-evidenced, as applicable under the Indenture that is qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization

(a)    The authorized and outstanding securities of the Applicant as of May 27, 2019 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	80,909,225
Preferred Shares	95,978,621	0
8.5% Senior Unsecured Notes due 2020(1)	$145,765,000	$145,765,000
8.5% Second Lien Notes due 2023(1)	$ 72,108,000	$ 72,108,000
8.5% New Money Notes due 2023(1)	$ 15,000,000	$ 15,000,000
8.5% New Money Notes due 2023(1)	$ 15,000,000	$ 15,000,000
6.75% Extendible Convertible Unsecured Subordinated Debentures (1)	CDN$50,000,000	CDN$50,000,000

(1)	Aggregate principal amount.

(b)    Each common share issued by Bellatrix Exploration Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

On the Effective Date, the Issuer’s capital structure will consist of the existing Common Shares held by existing Shareholders (subject to the Share Consolidation and the rounding down of fractional Common Shares), the New Common Shares, the First Lien Credit Facilities (as may be amended in connection with the implementation of the Recapitalization Transaction), the Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes. The amounts authorized and outstanding of the foregoing securities are anticipated to be as follows on the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	Approx. 40,863,243
Preferred Shares	95,978,621	0
First Lien Credit Facilities(1) (2)	Borrowing base of CDN$100,000,000 (with current lender commitments of CDN$90,000,000)	CDN$61,800,000
8.5% Second Lien Original Exchange Notes due 2023(1)	$72,108,000	$72,108,000
8.5% Second Lien Additional Exchange Notes due 2023(1)	$ 50,000,000	$ 50,000,000
8.5% Series A Second Lien New Money Notes due 2023(1)	$ 15,000,000	$ 15,000,000
8.5% Series B Second Lien New Money Notes due 2023(1)	$ 15,000,000	$ 15,000,000
New Third Lien Notes	N/A	$ 50,000,000 (plus Additional Third Lien Notes)

(1)	Aggregate principal amount.
(2)	Drawn Credit Facility as at December 31, 2018, including CDN$13.9 million of letters of credit. Pro forma debt does not include any transaction costs associated with the Recapitalization Transaction.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Second Lien Notes will be issued under the Indenture. The following is a general analysis of certain provisions of the Indenture and is qualified in its entirety by reference to the form of the Indenture filed as Exhibit T3C hereto. The Issuer has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used herein in this Section 8 that are not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

(a)	Events of Default; Withholding of Notice

Events of Default in respect of the Second Lien Notes include:

(1) failure to make the payment of any interest, fees or any other amount due under any Note Document when the same becomes due and payable, and such failure continues for a period of at least three Business Days;

(2) failure to make the payment of all or any part of any principal payment on any Second Lien Note when the same becomes due and payable;

(3) failure to comply with the covenants and obligations under Article Eight of the Indenture and Sections 1004(1), 1009, 1011, 1012, 1013, 1014, 1015, 1016, 1017, 1018, 1019, 1021, 1022, 1023, 1024, 1025, 1026, 1027, 1028 or 1029 of the Indenture or the first sentence of Section 2(e) of the Investor Side Letter or Section 3 of the Investor Side Letter;

(4) failure to perform or observe any of its covenants and obligations under the Note Documents, excluding the payment obligations referred to in (1) and (2) immediately above and the covenants referred to paragraph (3) immediately above, and

(A) such breach or failure is not capable of being remedied by the Issuer; or

(B) if such breach or failure is capable of being remedied, such default continues for at least 30 days after an officer of the Issuer or any Material Subsidiary becomes aware thereof or written notice thereof is given by the Trustee to the Issuer (which notice will be given at the request of the Majority Holder Designee or, if there is no Majority Holder Designee, the Majority Holders);

(5) any representation and warranty made by the Issuer or any Material Subsidiary in the Note Documents proves to be incorrect or misleading in any material adverse respect when made or deemed to be made and such inaccuracy or misrepresentation continues for at least 30 days after an officer of the Issuer or any Material Subsidiary becomes aware thereof or written notice thereof is given by the Trustee to the Issuer (which notice will be given at the request of the Majority Holder Designee or, if there is no Majority Holder Designee, the Majority Holders);

(6) any of the Note Documents is or becomes invalid or unenforceable and such invalidity or unenforceability continues for at least 5 days after written notice thereof is given by the Trustee to the Issuer (which notice will be given at the request of the Majority Holder Designee or, if there is no Majority Holder Designee, the Majority Holders);

(7) if the Issuer or any of its Subsidiaries (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it as bankrupt or insolvent, (y) liquidation, winding up, administration, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any proceeding under applicable corporate law seeking a compromise or arrangement of, or stay of proceedings to enforce, some or all of the debts of such Person, or (z) the entry of an order for relief or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, such Person fails to diligently and actively oppose such proceeding, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(8) any action is taken by any creditor against the Issuer or any Material Subsidiary to take possession of or enforce proceedings against any of the property and assets of the Issuer or a Material Subsidiary having a fair market value in excess of an amount equal to the Threshold Amount unless such action is subject to a Permitted Contest or except to the extent that all such actions, in aggregate, do not and would not reasonably be expected to have a Material Adverse Effect;

(9) any judgment for the payment of amounts in excess of an amount equal to the Threshold Amount is rendered against the Issuer or any Material Subsidiary by a court of last resort and is not discharged, satisfied or stayed within 30 days from the date of imposition of such judgment;

(10) if the Issuer or any Material Subsidiary defaults in the payment or performance of any Hedge Agreement in excess of, in the aggregate at any time, an amount equal to the Threshold Amount when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or required to be performed and, if there is a grace period applicable thereto, such failure continues beyond the expiry of the grace period applicable thereto;

(11) if the Issuer or any Subsidiary defaults in the observance or performance of any non-monetary obligation, covenant or condition to be observed or performed by it pursuant to any agreement to which it is a party or by which any of its property is bound, where such default would have a Material Adverse Effect and it fails to remedy such default within a period of 30 days after notice of such default;

(12) if there occurs any action, suit or proceeding against or affecting the Issuer or any Subsidiary before any court or before any Governmental Authority which is reasonably expected to be successful and, if successful, would have a Material Adverse Effect, unless the action, suit or proceeding will be contested diligently and in good faith and, in circumstances where a lower court or tribunal has rendered a decision adverse to the Issuer or any Subsidiary, the Issuer or such Subsidiary is appealing such decision, and has provided a reserve in respect thereof in accordance with GAAP;

(13) if the Issuer or any Material Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by the Issuer or any Material Subsidiary (or the payment of which is guaranteed by the Issuer or any Material Subsidiary) constituting a Bank Facility incurred under clause (1) of the definition of Permitted Debt in the Indenture, whether such Debt or guarantee now exists, or is created after the Issue Date, if that default;

(A) is caused by a failure to pay principal of, or interest or premium, if any, on such Debt prior to the expiration of the grace period provided in such Debt (a “Payment Default”); or

(B) results in the acceleration of, or enforcement action related to, such Debt prior to its Stated Maturity;

and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates the Threshold Amount or more; provided that if an Event of Default specified in this clause (13) shall have occurred and be continuing, such Event of Default and any consequential acceleration (to the extent not in violation of any applicable law or in conflict with any judgment or decree of a court of competent jurisdiction) shall be automatically rescinded and annulled if (1) the Debt that is the subject of such Event of Default has been repaid or (2) the default relating to such Debt is waived by the holders of such Debt or cured and if such Debt has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Debt, in each case within 30 days after the declaration of acceleration with respect thereto, and (3) any other existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Second Lien Notes that became due solely because of the acceleration of the Second Lien Notes, have been cured or waived.

(14) if the Issuer or any Material Subsidiary fails to pay when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) any Debt (other than the Second Lien Notes or the Bank Facility but including, for the avoidance of doubt, any Permitted Junior Debt, any Permitted Unsecured Debt and any Permitted Refinancing Debt in respect thereof) or any amounts owing under any Convertible Debentures, in each case, in the aggregate in excess of the Threshold Amount or if the Issuer or any Subsidiary is in default under any other term or provision of any agreement evidencing or relating to any such Debt where the aggregate amount which could as a result thereof be required to be paid thereunder is in excess of the Threshold Amount and such default would allow such Debt to be accelerated and, in any case, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period; or

(15) if the Issuer ceases to own, directly or indirectly, 100% of the Capital Stock of a Material Subsidiary; other than by reason of a disposition not prohibited by Section 1015 of the Indenture.

Trustee shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to Events of Default in the payment of principal, interest and fees required to be paid to Trustee for the account of the Holders, unless Trustee shall have received written notice from a Holder, the Majority Holder Designee or the Issuer, describing such Default or Event of Default and stating that such notice is a “notice of default.” Trustee will notify the Holders of its receipt of any such notice, Trustee may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Holders.

If an Event of Default occurs on or after the Original Issue Date, the Trustee, acting at the direction of the Majority Holder Designee, or, if there is no Majority Holder Designee, the Majority Holders, may, by notice in writing to the Issuer, declare all or any part of the outstanding Second Lien Notes, together with all accrued and unpaid interest thereon and all other Obligations (including, for the avoidance of doubt, any Make-Whole Amount and/or Redemption Fee thereon) thereunder, to be immediately due and payable, whereupon:

(1) all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Issuer and the Issuer thereby unconditionally promises and agrees to immediately pay such amounts to the Trustee;

(2) such notice shall constitute due demand for payment under any Notes issued pursuant to the Note Documents;

(3) the rights and remedies under the Security Documents may be exercised; and

(4) the Trustee and the Collateral Agent on behalf of the Holders shall be entitled to exercise all rights and remedies available to it under any of the Note Documents, at law, in equity, by statute, or otherwise;

provided that upon the occurrence of the events described in clause (7) above, such termination and acceleration shall be immediate and automatic and no such notice shall be required. If the maturity of the Second Lien Notes shall be accelerated (under any provision of Article Five of the Indenture or otherwise) (whether by notice or automatically) a premium equal to the Make-Whole Amount and/or Redemption Fee (in each case, determined as if the Second Lien Notes were redeemed at the time of such acceleration at the option of the Issuer pursuant to Section 1103 of the Indenture) shall become automatically and immediately due and payable, and the Issuer will pay such Make-Whole Amount and/or Redemption Fee, as compensation to the Holders for the loss of their investment opportunity and not as a penalty, whether or not a Bankruptcy Event has commenced, and (if a Bankruptcy Event has commenced) without regard to whether such Bankruptcy Event is voluntary or involuntary, or whether payment occurs pursuant to a motion, plan of reorganization, or otherwise, and without regard to whether the Second Lien Notes and other Obligations are satisfied or released by foreclosure (whether or not by power of judicial proceeding), deed in lieu of foreclosure or by any other means. Without limiting the foregoing, any acceleration, redemption, prepayment, repayment, or payment of the Obligations in or in connection with a Bankruptcy Event shall constitute an optional redemption thereof under the terms of Section 1103 of the Indenture and require the immediate payment of the Make-Whole Amount and Redemption Fee. Any premium payable pursuant to Article Five of the Indenture shall be presumed to be the liquidated damages sustained by each Holder as a result of the early redemption and the Note Parties agree that it is reasonable under the circumstances currently existing.

(b)	Authentication and Delivery of the Second Lien Notes; Use of Proceeds

The Second Lien Notes to be issued under the Indenture may be executed either physically or by means of a facsimile or an electronic transmission signature on behalf of the Issuer by any of the following officers of the Issuer: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Issuer.

The Second Lien Notes shall not be valid until authenticated either physically or by means of a facsimile or an electronic transmission signature of the Trustee. The signature shall be conclusive evidence that the Second Lien Notes have been authenticated. The Issuer shall execute and the Trustee shall authenticate the Second Lien Notes pursuant to a written order signed in the names of the Issuer by any person authorized by a resolution of the directors, officers or shareholders of the Issuer or such other similar governing body or person of the Issuer.

The Trustee may appoint an authenticating agent acceptable to the Issuer and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as authenticating agent to authenticate the Second Lien Notes. Unless limited by the terms of such appointment, any such authenticating agent may authenticate the Second Lien Notes whenever the Trustee may do so.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

At the request and sole expense of the Issuer, a Guarantor shall be released from its obligations under the Note Documents in the event that all the Equity Interests of such Guarantor shall be sold, transferred or otherwise disposed of in a transaction permitted by the Note Documents; provided that the Issuer shall have delivered to the Trustee, at least five Business Days prior to the date of the proposed release, a Issuer Request for release (which shall also identify the relevant Guarantor and, if applicable, the terms of the sale or other disposition in reasonable detail, including the price thereof and any expenses in connection therewith) accompanied by an Officer’s Certificate and an Opinion of Counsel that the Guarantor is entitled to such release in accordance with the provisions of the Indenture.

Any Guarantor not released in accordance with the provisions of the Indenture will remain liable for the full amount of principal of (and premium (including the Make-Whole Amount and/or Redemption Fee, as applicable), if any, on) and interest on the Second Lien Notes and all other obligations hereunder as provided in Article Fourteen of the Indenture, subject to the limitations of Section 1402 of the Indenture.

The Issuer shall comply with the provisions of the Trust Indenture Act Section 314(a).

(d)	Satisfaction and Discharge

The Indenture and the other Note Documents shall cease to be of further effect as to all Second Lien Notes issued under the Indenture (except for certain surviving rights of the Trustee and the Issuer’s obligations with respect thereto), and the Collateral shall be released, and the Trustee, at the expense of the Issuer upon a Company Request, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(1) either:

(A) all Second Lien Notes theretofore authenticated and delivered (other than (i) Second Lien Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 307 of the Indenture and (ii) Second Lien Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1003 of the Indenture), have been delivered to the Trustee for cancellation; or

(B) all such Second Lien Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor in the case of (i), (ii) or (iii) of clause (1)(B) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. dollar-denominated Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge all Obligations, including the entire indebtedness on such Second Lien Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, (including, without limitation, the Make-Whole Amount and the Redemption Fee) and accrued interest to the date of such deposit (in the case of Second Lien Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) in respect of clause (1)(B) above, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Debt and, in each case, the grant of Liens securing such borrowings);

(3) the Issuer or any Guarantor has paid or caused to be paid all sums and Obligations payable by it under the Indenture, the Second Lien Notes, the Guarantees and any other Note Documents, including all amounts payable to the Trustee;

(4) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Second Lien Notes at their Stated Maturity or on the Redemption Date, as the case may be; and

(5) the Issuer has delivered to the Trustee an Officer’s Certificate, stating that all conditions precedent set forth in clauses (1) through (4) immediately above have been satisfied.

Notwithstanding the satisfaction and discharge of the Indenture in respect of the Second Lien Notes, each of the obligations of the Issuer and the Guarantors to the Holders under Sections 305 and 306 of the Indenture, the obligations of the Issuer and the Guarantors to the Trustee under Section 607 of the Indenture, the obligations of the Issuer and the Guarantors to the Indemnified Parties under Section 1601 of the Indenture, the obligations of the Issuer and the Guarantors to the Holders party to the Investor Side Letter under the Investor Side Letter, the obligations of the Trustee to any Authenticating Agent under Section 614 of the Indenture and, if cash or U.S. dollar-denominated Government Securities shall have been deposited with the Trustee pursuant to clause (1)(B) above, the obligations of the Trustee under Section 402 of the Indenture and the last paragraph of Section 1003 of the Indenture shall survive.

If an amount in connection with the Indenture is received by the Trustee in a currency other than the currency in which the amount is due for any reason under the Second Lien Notes (the “Convertible Amount”), then the Issuer and Guarantors shall indemnify the Trustee against (a) any difference arising from converting the Convertible Amount into the currency in which it is due for any reason under the Second Lien Notes and (b) the costs, fees, taxes, charges, levies, liabilities and expenses (including without limitation those incurred in connection with advisors) of conversion.

The Issuer and the Guarantors agree to pay amounts under this indemnity on demand from the Trustee. The Trustee will have no obligation to investigate whether the conversion rate offered to it at the time of conversion of the Convertible Amount is the best market rate and will have no liability whatsoever in connection with the conversion.

(e)	Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Issuer shall deliver to the Trustee, so long as the Second Lien Notes are Outstanding, the following:

(1) within 120 days after the end of each Fiscal Year, the Issuer shall provide the Trustee and the Holders with (i) annual audited consolidated Financial Statements of the Issuer, (ii) a Compliance Certificate and (iii) an Environmental Certificate; and

(2) within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the Issuer shall provide the Trustee with (i) quarterly unaudited consolidated Financial Statements of the Issuer, (ii) consolidated production and revenue reports of the Issuer and the Material Subsidiaries in form and substance satisfactory to the Trustee, (iii) a Compliance Certificate, and (iv) if requested, an Environmental Certificate.

To the extent not satisfied by the foregoing, the Issuer will also furnish to Holders, securities analysts (to the extent providing analysis of investment in the Second Lien Notes) and prospective investors in the Second Lien Notes upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Issuer shall, so long as any Note is Outstanding, deliver to the Trustee prompt written notice of:

(1) any Default or Event of Default, or any other event which would reasonably be expected to result in a Material Adverse Effect as soon as reasonably possible upon the Issuer becoming aware thereof and specify in such notice the nature of the event and, if curable, the steps taken or proposed to be taken to remedy or eliminate the same;

(2) any Release, litigation, proceeding, claim or dispute (or notice relating thereto) affecting the Issuer or any Material Subsidiary which individually or in the aggregate would have, or reasonably be expected to have, a Material Adverse Effect;

(3) the discovery of any title defect in respect of any of the Borrowing Base Properties, other than a Minor Title Defect; and

(4) the incurrence of Permitted Unsecured Debt, Permitted Junior Debt or any Permitted Refinancing Debt in excess of a principal amount of an amount equal to the Threshold Amount at any one time or in the aggregate by a series of related transactions.

Upon any application or request by the Issuer to the Trustee to take or refrain from taking any action under any provision of the Indenture, the Issuer shall furnish to the Trustee such certificates and opinions as may be required under the provisions of the Trust Indenture Act made a part of the Indenture and thereunder. Each such certificate or opinion shall be given in the form of an Officer’s Certificate, if to be given by an Officer of the Issuer, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in the Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include,

(1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions in the Indenture relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9.	Other Obligors

No person, other than the Applicant, will be an obligor of the New Second Lien Notes.

The mailing address for the Applicant is 1920, 800 5th Avenue S.W., Calgary, Alberta, T2P 3T6.

10.	Contents of Application for Qualification.

This Application comprises —

(a)    Pages numbered 1 to 16, consecutively.

(b)    The statement of eligibility and qualification of the trustee under the Indenture.

(c)    The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit	Description

T3A.1*	Certificate of Amalgamation, dated as of December 11, 2013 (incorporated by reference to Exhibit 99.1 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on December 19, 2013)

T3A.2*	Certificate of Amendment and Registration of Restated Articles dated as of May 20, 2015 (incorporated by reference to Exhibit 99.3 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.1*	General By-Law, Amended And Restated By-Law No. 1, dated as of May 20, 2015 (incorporated by reference to Exhibit 99.4 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.2*	Advance Notice By-Law, dated as of March 12, 2014 (incorporated by reference to Exhibit 99.2 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on March 21, 2014)

T3C**	Form of Indenture for the New Second Lien Notes

T3D.1*	Interim Court Order

T3D.2**	Final Court Order

T3E*	Management Information Circular

T3F**	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act

T3G*	Organizational Chart of Issuer and Affiliates

25.1**	Statement of eligibility and qualification of the trustee on Form T-1

*	Previously filed with the Form T-3 on April 23, 2019.
**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Bellatrix Exploration Ltd., has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Calgary, Alberta, on the 31st day of May, 2019.

(SEAL)		BELLATRIX EXPLORATION LTD.

		By:	/s/ Charles R. Kraus
Charles R. Kraus
Executive Vice President, General Counsel and Corporate Secretary

Attest:	/s/ Maxwell Lof
Name: Maxwell Lof

EXHIBIT INDEX

Exhibit	Description

T3A.1*	Certificate of Amalgamation, dated as of December 11, 2013 (incorporated by reference to Exhibit 99.1 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on December 19, 2013)

T3A.2*	Certificate of Amendment and Registration of Restated Articles dated as of May 20, 2015 (incorporated by reference to Exhibit 99.3 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.1*	General By-Law, Amended And Restated By-Law No. 1, dated as of May 20, 2015 (incorporated by reference to Exhibit 99.4 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on May 22, 2015)

T3B.2*	Advance Notice By-Law, dated as of March 12, 2014 (incorporated by reference to Exhibit 99.2 to Bellatrix Exploration Ltd.’s Form 6-K filed with the SEC on March 21, 2014)

T3C**	Form of Indenture for the New Second Lien Notes

T3D.1*	Interim Court Order

T3D.2**	Final Court Order

T3E*	Management Information Circular

T3F**	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act

T3G*	Organizational Chart of Issuer and Affiliates

25.1**	Statement of eligibility and qualification of the trustee on Form T-1

*	Previously filed with Form T-3 on April 23, 2019.
**	Filed herewith.